Oracle Corporation	500 Oracle Parkway Redwood Shores California 94065	phone 650.506.7000

VIA EDGAR

January 22, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Christina Chalk, Senior Special Counsel

Re:	Responsys, Inc.

Schedule TO-C filed December 20, 2013

Schedule TO-T filed January 8, 2014

Filed by Oracle Corporation et al

File No. 5-86622

Dear Ms. Chalk:

On behalf of Raptor Oak Acquisition Corporation, a Delaware corporation (“Purchaser”), OC Acquisition LLC, a Delaware limited liability company (“Parent”) and Oracle Corporation, a Delaware corporation (collectively with Purchaser and Parent, the “Filing Persons”), we are writing in response to the comment letter, dated January 14, 2013 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Filing Persons’ above-referenced filing.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter.

Ms. Christina Chalk

January 22, 2014

Exhibit (a)(1)(A)—Offer to Purchase

Conditions to the Offer, page 35

1.	Comment: Refer to the first paragraph in this section on page 35. Clarify that all offer condition [sic.], not simply the Minimum Condition, must be satisfied or waived as of the Expiration Date of the Offer.

Response: In response to the Staff’s comment, the Filing Persons are amending and restating the last sentence of the first paragraph in Section 15 – “Conditions to the Offer” to read as follows:

“Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate the Offer at any scheduled Expiration Date or amend or terminate the Offer as otherwise permitted by the Merger Agreement, if the Minimum Condition or any of the following additional conditions shall not be satisfied or waived by 12:00 midnight, Eastern Time, at the end of the scheduled Expiration Date of the Offer:”

2.	Comment: Refer to the last paragraph in this section on page 37. You state that the failure to exercise any of the foregoing “rights” (i.e., listed offer conditions) will not be a waiver of such rights “which may be asserted at any time and from time to time.” If any of the listed events “trigger” an offer condition while the offer is pending, the bidder must at that time determine whether to assert the condition and terminate the offer or waive it and proceed. The bidder may not wait until the expiration of the offer to assert an offer condition triggered earlier in the offer. Please revise.

Response: In response to the Staff’s comment, the Filing Persons are amending and restating the last paragraph of Section 15 – “Conditions of the Offer” to read as follows:

“The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser.”

Parent confirms that if, prior to the expiration of the Offer, an event occurs that will result in a failure of a condition to the Offer to be satisfied as of the scheduled expiration of the Offer, Parent will disclose whether or not it is waiving that condition promptly after learning of such event unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer or Parent is unable to determine whether the event will result in a failure of a condition to be satisfied.

Ms. Christina Chalk

January 22, 2014

Appraisal Rights, page 39

3.	Comment: We note the disclosure stating that a stockholder wishing to exercise appraisal rights must deliver the written demand for appraisal of Shares “no the later than the consummation of the Offer.” Please revise to clarify precisely when the consummation of the Offer will occur for purposes of exercising appraisal rights under Section 262 of the DGCL. For instance, clarify whether consummation means the Expiration Date of the Offer, the time the bidder accepts the tendered shares, or the time of settlement.

Response: In response to the Staff’s comment, the Filing Persons are amending and restating the fourth paragraph of Section 17 – “Appraisal Rights” to read as follows:

“As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	no later than 12:00 midnight, New York City time, at the end of the business day after the date on which the Acceptance Time occurs, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.”

4.	Comment: Refer to the disclaimer in boldfaced type on page 40 of the Offer to Purchase, indicating that the summary of appraisal rights does not purport to be “complete.” While you may include qualifying language about the nature of a summary generally, this broad disclaimer is inappropriate. Please revise here and where appropriate throughout the Offer to Purchase.

Response: In response to the Staff’s comment, the Filing Persons are amending and restating the disclaimer in boldfaced type in Section 17 – “Appraisal Rights” on page 40 of the Offer to Purchase to read as follows:

“The foregoing summary of the appraisal rights of stockholders, taken together with that set forth in the Schedule 14D-9, is only a summary, and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.”

Ms. Christina Chalk

January 22, 2014

In addition, to further address the Staff’s comment, the Filing Persons are deleting the statements that the descriptions of the Merger Agreement, the Tender and Support Agreements and the Exclusivity Agreement do “not purport to be complete.” Accordingly:

•	the second sentence of Section 11 – “The Merger Agreement; Other Agreements—The Merger Agreement” on page 15 of the Offer to Purchase is being amended and restated as follows:

•	“The following description of the Merger Agreement is only a summary, and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference.”;

•	the second sentence in Section 11 – “The Merger Agreement; Other Agreements—Tender and Support Agreements” on page 32 of the Offer to Purchase is being amended and restated as follows:

•	“The following description of the Tender and Support Agreements is only a summary, and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference.”; and

•	the last paragraph in Section 11 – “The Merger Agreement; Other Agreements—Exclusivity Agreement” on page 33 of the Offer to Purchase is being amended and restated as follows:

•	“This summary of the Exclusivity Agreement is only a summary, and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(3) hereto and incorporated herein by reference.”

Ms. Christina Chalk

January 22, 2014

Pursuant to the Staff’s request, the Filing Persons additionally acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosures set forth in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing Persons’ filings; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Filing Persons’ responses to the Comment Letter, please do not hesitate to contact me at (650) 506-7000. Thank you for your time and consideration.

Sincerely,

/S/ DORIAN E. DALEY
Dorian E. Daley

cc: Via E-mail.

      Richard Climan (richard.climan@weil.com)